UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Harris Corporation

2. Name of person relying on exemption
Norges Bank

3. Address of person relying on exemption
Bankplassen 2
P.O. Box 1179 Sentrum
Oslo Q8 0107

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Oslo, October 26, 2011

Dear fellow Harris Corporation shareholder

SUPPORT THE REQUEST FOR INDEPENDENT CHAIRMAN BY VOTING FOR PROPOSAL # 5

Sound corporate governance is a prerequisite for long term value creation. In that context, corporate boards should be structured to ensure independence and accountability to shareholders. The roles of chairman of the board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of the responsibilities between these positions to ensure a balance of power and authority on the board. Approximately 43% of S&P 1500 companies have separate CEO and chairman positions.

Norges Bank is the Central Bank of Norway and manages the Norwegian Pension Fund Global on behalf of the Norwegian State. The fund amounts to approximately US$ 550 billion. Through active ownership and engagement with fellow shareholders and corporations, Norges Bank seeks to safeguard the long-term interests of shareholders of companies in which Norges Bank has significant holdings.

This year, for the third year in a row, Norges Bank has submitted a binding resolution to Harris Corporation proposing an amendment to the company’s by-laws that, if implemented, would require the appointment of an independent chairman. The proposed by-law specifically would not violate any contractual obligation of the company in effect when the by-law is adopted, meaning such a separation of roles will take place upon the next succession of the CEO. This proposal will be considered by the shareholders of Harris Corporation at the company’s annual meeting on October 28, 2011. The same proposal received support from 39% of the votes cast in 2010 and from 26% in 2009.

On October 8, 2011, Harris Corporation announced that William M. Brown was appointed to serve as CEO of the company effective November 1, 2011 and that the current CEO Howard L. Lance would retire from his position as CEO but continue to serve as Chairman of the Board until December 31, 2011. The company also announced that Thomas A. Dattilo, a current member of the Board since 2001, will serve as non-executive Chairman of the Board, effective January 1, 2012, and is expected to serve as Chairman of the Board for up to two years when the Board expects to appoint Mr. Brown to the Board and to name Mr. Brown to the combined Chairman and CEO role at a later date.

Norges Bank expects the Board not to seek to manipulate the voting process, or to improperly block proposals put forward by shareholders. We are surprised that the company so close to the annual meeting chose to announce its intention of implementing a temporary split of roles only to reaffirm its position that the requirement of independent chairman is not in the best interest of the company. We are further disappointed that the company does not see the announced CEO succession as an opportunity to permanently install an independent chairman. In the event of a majority support of our proposal at the general meeting on October 28, we expect the Board to recognize the will of shareholders and to permanently split the roles as part of the current CEO transition process.

The major proxy advisors are in support of our binding resolution and they have not changed their recommendations after the recent announcement from the company.

We therefore urge you to support the request for independent chairman by voting FOR proposal # 5.

Yours sincerely,

Jan Thomsen	Anne Kvam
Chief Risk Officer	Global Head of Ownership Policy

NBIM is the investment management division of Norges Bank - the central bank of Norway

Bankplassen 2 P.O. Box 1179 Sentrum NO-0107 Oslo	Tel.: + 47 24 07 30 00 Fax + 47 24 07 30 01 www.nbim.no	Registration of Business Enterprises NO 937884 117 MVA